UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: June 4, 2019

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Obtains Shareholders' and CFIUS' Approvals for the Chroma Transaction

MIGDAL HA'EMEK, Israel, June 4, 2019 - Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced that further to the agreements signed on February 11, 2019, between the Company, Priortech Ltd. (the Company’s controlling shareholder) and Chroma ATE Inc., as detailed in the Company's Report on Form 6-K submitted to the Securities and Exchange Commission on February 11, 2019 and incorporated herein by reference (the “Transaction”), on June 3, 2019,  two significant conditions to the closing were fulfilled.

The Transaction received approval from the Committee on Foreign Investment in the United States (CFIUS), and Camtek's shareholders also approved the Transaction. Accordingly, the Company estimates that the closing of the Transaction is expected to take place by the end of June 2019.

The shareholders' approval was obtained at the Company's Annual General Meeting of Shareholders for 2019, the proxy statement for which was submitted by the Company to the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on April 23, 2019 and an amended proxy statement regarding the Meeting was filed by the Company on Form 6-K on May 16, 2019, each of which is incorporated herein by reference.

All other proposals brought before the shareholders at the Meeting were also approved.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF, Compound Semiconductor and other segments in the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com